[Wells Financial Corp. Letterhead]




September 28, 2004

Dear Stockholder:

         Wells Financial Corp. is offering to purchase up to 150,000 shares of its common stock (approximately 13% of its currently outstanding shares) from its stockholders at a cash price of not less than $29.50 nor more than $31.50 per share. A copy of the offer to purchase is enclosed.

         We are conducting the offer through a procedure referred to as a "modified Dutch auction." This procedure allows you to select the price at which you are willing to sell, or "tender," all or part of your shares within a price range stated above. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 150,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 150,000 shares are tendered. No brokerage fees or commissions will be charged by Wells Financial Corp. to you if you tender your shares.

         Our Board of Directors has determined that the offer to purchase our own shares at this time provides our stockholders with the opportunity to sell their shares to Wells Financial Corp. for cash at a premium above the current trading price, without the usual transaction costs associated with open-market sales.

         We encourage each stockholder to read carefully the offer to purchase and related materials. Neither Wells Financial Corp., our board of directors, our financial advisor, nor our information agent make, any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged D.F. King & Co., Inc. to serve as the information agent. Representatives from this firm may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at (800) 347-4750.

         Unless otherwise extended, the offer will expire at 5:00 p.m. New York City Time on October 29, 2004. We again encourage you to read carefully the enclosed material.

                                 Sincerely,


                                 /s/Lonnie R. Trasamar

                                 Lonnie R. Trasamar
                                 President and Chief Executive Officer